Leonard W. Burningham

Lawyer

Hermes Building - Suite 205

455 East Fifth South

Salt Lake City, Utah 84111-3323

Of Counsel

Telephone (801) 363-7411

Branden T. Burningham, Esq.

Fax (801)355-7126

Bradley C. Burningham, Esq.

          email lwb@burninglaw.com

September 12, 2013

United States Securities

and Exchange Commission

Washington, D.C.  20549

Attention:

Loan Lauren P. Nguyen

Re:

Sundance Strategies, Inc.

Amendment No. 2 to Form 8-K

Filed July 12, 2013

File No. 000-50547

8-KA-3 Filed September 12, 2013

Dear Ms. Nguyen:

All references to the “Company,” “Sundance Strategies,” “we,” “our” and “us” and similar words indicate the Registrant, Sundance Strategies, Inc., and where applicable, include the business of ANEW LIFE, INC., a Utah corporation and wholly-owned subsidiary of the Company acquired on March 29, 2013.

In response to your letter to Sundance Strategies, Inc. (the “Company”) dated July 26, 2013, we provide the following information relative to our 8-KA-3, which was filed today:

Business, page 7

1.

Please include a chart or graphic in the forefront of this discussion that will more clearly show the structure of your operations and your relationships with each of the parties involved in your business or product, such as the MPIC provider, the servicer, the structuring consulting, the senior lender, the Lux Sarls, the policy owners, the insurance companies and the insured.

September 12, 2013

Response:  We have provided a chart about the structure of our operations that includes the Lux Sarls and their related entities and subsidiaries, together, to avoid confusion with the structure of the Lux Sarls’ and their related entities and subsidiaries, as much of their structure is believed to be related to taxation issues and other business purposes, and we have no interest in the Lux Sarls or their related entities and subsidiaries.  The chart also shows the relationships of the Senior Lender, the MPIC Provider, Europa, the Servicer, Del Mar Financial and PCH Financial, to the structure. Please see the chart at the end of this response to this Comment No. 1, which, together with the additional paragraphs indicated below, has been inserted into the 8-KA-3 and further discusses the relationship, if any, of Sundance, with Europa, the Servicer, the insured and the insurance company.  We are not party to any of the contracts between the Lux Sarls or their related parties or subsidiaries, nor any of their contracts with the Senior Lender or the MPIC Provider, regarding the structuring or creation of the NIBs or otherwise; nor are we party to any contracts with NorthStar.  We acquired the NIBs as outlined in our filed Current Reports, as amended, and as further discussed below, subsequent to the completion of all matters relative to the creation of the NIBs having been concluded.  We have added the following additional disclosure at the forepart of our Current Report and elsewhere, which discusses the structure of our operations in responding to this Comment No. 1, on the pages indicated below, and which includes additional information about the services and relationships with NorthStar, Europa, the insureds and their insurance companies:

“The following chart summarizes the structure of our operations that is discussed above. We are not party to any of the contracts between the Lux Sarls or their related parties or subsidiaries (indicated below as “Limited Partnerships), nor any of their contracts with the Senior Lender or the MPIC Provider, regarding the structuring or creation of the NIBs or otherwise.”

*  The Lux Sarls acquire the Policies in the secondary market (if true or whatever is true) following evaluation and selection simultaneously with the closing of the Senior Loan and the MPIC, at which time the U.S. bank intermediary updates the insurance companies regarding ownership of the Policies.

September 12, 2013

See page 10.

“We are in the business of purchasing or acquiring life insurance policies and residual interests in or financial products tied to life insurance policies, including notes, drafts, acceptances, open accounts receivable and other obligations representing part or all of the sales price of insurance, life settlements and related insurance contracts, often referred to as the “life settlements market.”  These interests are acquired in the secondary market, and we have no relationships with the insured or the insured’s insurance company.”

See page 7, where we have added the bolded portion of the foregoing paragraph to our first paragraph under the caption “Business.”

“Upon a death, the insurance company is only involved with the registered owner/beneficiary of the policy. The U.S. bank is the intermediary for the registered owner/beneficiary of the policy under the NIBs agreements, and on the death of an insured, the insurance company pays the U.S. bank intermediary.”

See page 8, where we have added this sentence towards the end of the first paragraph under the caption “Business.”  Information about the fact that we do not contact insured persons is also contained at the forepart of the heading “Purchasing, Analysis and Process, on page 17.

“The Servicer has four roles (in timeline order): First, it provides advisory or pre-financing services to assist in the construction of portfolios that might ultimately be financed by the Senior Lender and covered by the MPIC Provider.  These services are provided either directly to the initial NIBs owner (i.e., the Lux Sarls) or to prior policy holders or structuring consultants (i.e., like Del Mar Financial or PCH Financial). Second, it provides policy due diligence services to the Senior Lender in connection with the loan underwriting process. Third, it provides ongoing policy servicing to the Policy Owner once the Policies are owned and the NIBs structure is in place.  Fourth, it provides assistance to initial NIB purchasers (such as PCH, Del Mar Financial or other entities that acquire, market and sell the NIBs) or secondary NIB purchasers (such as Sundance), in their analysis and ongoing ownership of the NIBs. The Servicer does not provide advice regarding the economics or profitability of the NIBs.  Europa provides us with financial analysis of the NIBs as our structuring consultant.  We directly benefit from these services by our ownership of the NIBs, though we have no contractual arrangements with the Servicer.”

 “On March 14, 2013, we entered into a Structuring and Consulting Agreement with Europa, our structuring consultant (the “Europa Consulting Agreement”), to advise and assist us in the acquisition and structuring of NIBs and life insurance benefits and other products tied to life insurance policies on insured’s aged 75 or older.  Europa is engaged in the business of structuring pooled life insurance purchases, sales and financing in Luxembourg, Ireland and Germany.”

September 12, 2013

See page 18, where we have added the bolded portion of the foregoing under the heading “Dependence on One or a Few Major Providers,” and then under “NIBs Providers.”

2.

We note your response to our prior comment 5.  Please reconcile the disclosure that you have adequate cash resources for the next 12 months with your disclosure that you had approximately $228,000 in cash on hand and your monthly expenses are between $75,000 and $100,000.

Response:  We have updated this response to reflect our cash resources at September 12, 2013, and the estimated periods of time these cash resources will pay our monthly expenses, along with indicating that we are in the process of raising additional cash resources, with no assurance being given that we will be successful in that respect.  See page 8.

3.

While we note your response to our prior comment 23, please disclose the name of NorthStar Life Services, LLC, as the servicer on page 7 or advise why you believe the ongoing services they provide are not a material part of your business.

Response: We have added NorthStar’s name on page 7.

4.

Please disclose that Europa Settlement Advisors, Ltd. is your structuring consultant rather than indicating that it is referenced below, particularly given that the term “structuring consultant” is not subsequently used in the Form 8-K.  We note the Europa Settlement Advisors, Ltd. Structuring and Consulting Agreement filed as Exhibit 10.6 with your Form 8-K.

Response: We have added this disclosure on pages 7, 17 and 18.

5.

We note your response to our prior comment 8.  The statement that you exercise care through your own diligence and that of third parties appears inconsistent with your disclosure that you did not have your own in-house general counsel review your current initial polices.  Please revise for consistency.

Response: We have made these revised disclosures to indicate what due diligence was conducted by our legal counsel.  Please see page 17.

6.

We note your response to prior comment 10.  In addition to providing a cross-reference to the summary of the MPIC, please also provide disclosure here that is consistent with the language contained in your response to our prior comment 10.

Response: We have added the following disclosure: “Payments are made under the MPIC in the event that the underlying insureds outlive their projected life expectancies. These payments provide liquidity to keep the loans in good standing and the premiums paid.”  Please see page 8.

September 12, 2013

7.

We note your response to our prior comment 13 and disagree with your response. Please disclose here the name of the European financial institution that serves as the Senior Lender.  We note that you have one senior loan facility and your response indicates that you currently have a relationship with one lender.  The disclosure on page 16 states that the Senior Lender has confirmed to you that it is committed to the issuance of Senior Loans, and that it will have the capacity to meet your demands for financing related to NIBs.  This information appears material to an understanding of your business and operations as you rely on this one lender for the loans related to the NIBs.  Please note that material information is information that is not usually appropriate for confidential treatment.

Response:  We do not have any relationship with the Senior Lender, whatsoever, and a representative of the Senior Lender confirmed that to us recently, indicating that all contacts must be through its corporate fiduciary; and our only other contacts with the Senior Lender have been through its corporate fiduciary or the corporate fiduciary that manages the Lux Sarls. The Senior Lender has a lien on the policies in which we have 100% of the net beneficial interest through the Lux Sarls or their related entities, which was negotiated some time prior to our knowledge of the existence of the NIBs.  We are not authorized to reveal the Senior Lender’s name, though we have revised our Current Report to provide the information requested in Comment No. 11.  Also, please see our response to Comment No. 1 above.  We respectfully believe that the Senior Lender’s name is not material because we have not obtained any loans from it directly or indirectly; it is the Senior Lender for the Lux Sarls and its related entities or subsidiaries, none of which we have any interest in; and we are the owner of the net beneficial interest in the Policies comprising the NIBs.  All information about the Senior Loans and amounts due in respect of the NIBs was obtained by us through a corporate fiduciary that manages the Lux Sarls or the Senior Lender, and this information is then passed on to us for our business and accounting purposes.  This information included the fact that the Senior Lender “is committed to the issuance of Senior Loans on life settlement products like NIBs, and has capacity to continue to make such loans.” See the response to Comment No. 11 below, and our revisions to the Current Report on Pages 16, and 23.

8.

We note your response to our prior comment 15 and reissue in part.  Please provide support for the statement that the “issuance of such insurance-linked instruments could provide such liquidity.”  Similarly, provide support for or remove the statement on page 16 that you are in preliminary discussions with alternate lending sources.

Response:  We have removed both references as we do not have any current arrangements or understandings in either respect..

Current NIBs Contracts, page 13

September 12, 2013

9.

Related to each reference to the face amount of the NIBs, please balance the disclosure throughout the report to clarify that you will not in fact receive in net proceeds the same face amounts of the NIBs.

Response:  We have made this distinction in the applicable language of our Current Report.  See pages, 13, and 35.

10.

We note your response to our prior comment 18 and reissue in part.  Similar to the updated disclosure on page 59, please quantify here how much you expect the net insurance benefit will be reduced by other costs and expenses incurred by you or the policy holders over the next five years.  Also, quantify the estimated increase in the net benefit as premium payments are made for those policies that contain a return of premium provision.

Response: Please see the table on page 15, and the comment in the first paragraph below this table regarding the estimated increase in the net benefit for policies that contain a return of premium provision.

Competitive Business Condition, page 15

11.

We note your response to our prior comment 21 and find your response unpersuasive as we believe that your relationship with the Senior lender appears material to you. Please revise to reinstate the disclosure about the Senior Lender being a member of the Federal Association of German Banks, and that it has been granted a license in accordance with the German Banking Act, and is registered and supervised by the German Federal Financial Supervisory Authority.  As the Loan and Financing Agreement appears material to you, we believe that the description of the Senior Lender is material.

Response: We have made the revisions requested (See page 16); also, please see the responses to Comment Nos. 1 and 7 above.  We do not believe there is a material relationship between us and the Senior Lender and we have indicated in the Current

Report that we “intend to attempt to renegotiate the Senior Loans or have alternate financing available, prior to the end of the Senior Loans’ terms.”  See the heading

“Senior Loan Market” on page 16.

Sources and Availability of Policies and NIBs, page 16

12.

Please disclose the full name of your consultant, Europa Settlement Advisors, Ltd., when it is first referenced, as such disclosure was originally on page 9 but was removed with the most recent amendment.

Response:  We have made this change.  Please see page 7.

Existing and Probable Government Regulation to Our Current and Intended Business, page 17

September 12, 2013

13.

We note your response to our prior comment 26 and reissue in part.  Please describe in greater detail here the due diligence you will undertake to ensure that all life settlement policies will have been initially purchased in compliance with applicable laws, including to what extent you will rely on third parties for specific aspects of such due diligence.

Response:  We have added the following on page 18:  “Specifically, upon acquiring the NIBs, PCH Financial or DMF Financial will provide a due diligence package that includes medical/underwriting files, policy analyses and chain of title information.  We will be relying on our consultant, Europa, to work with PCH or DMF to compile this information.  Our general counsel will review the chain or title information and the information related to policy origination.  This includes a review of the original applicant of each policy and relationship of such applicant to the insured.  We will then trace the ownership of the policy via change of ownership forms filed with the applicable insurance carrier from that original applicant to the current owner of the policy to ensure there are no breaks in the chain of title.  It should be noted that prior to our involvement, the policy files will have passed the due diligence requirements of the Senior Lender and the MPIC Provider.  While we are not involved in these reviews and will perform our own separate review of the files, these reviews do provide some additional comfort.  Until we engaged in-house counsel, the due diligence conducted by our legal counsel consisted of non-insurance based due diligence and due diligence related to contractual issues only.”

Financial Statements, page 49

Notes to Financial Statement, page 55

(5) Investment in Net Insurance Benefits, page 56

14.

We note your response to prior comment 30 and do not believe the revised disclosures were fully responsive to our request.  As originally requested, please clearly disclose the actual amounts you expect to realize upon the death of the insured.  Your revised disclosure should explain the face amount, the net insurance benefit that you will receive after all premiums and expenses are deducted by the policy holder and further explain the financing amounts that must be repaid once the proceeds are received.  Your revised disclosure should be similar to that included in the last paragraph on page 34.

September 12, 2013

Response:  We understand that in prior discussions with our auditors, this comment has been resolved.  The auditors have advised us of that fact, based upon their belief that estimated income should not be included in the audited financial statements.

Exhibits

15.

We note your response to our prior comment 31.  Please file the Loan and Security Agreements without redactions or tell us why you believe these are not material contracts.  Please note that according to Item 601(b)(10), material contracts include a contract in which the registrant or such subsidiary has a beneficial interest.  We also note your disclosure on page 9 that “[m]any terms included in the Senior Loan agreement have not been included below in whole or in part and are material.”

Response:  Please see the responses to Comment Nos. 1, 7 and 11; we do not believe we have a material relationship with the Senior Lender.  We have removed the language at the end of this comment from our Current Report (see page 9).  The Form of Senior Loan Agreement is complete in every respect except for the specific terms and the parties and the name of the Senior Lender.  We respectfully submit, as indicated above in response to Comment Nos. 1,  7 and 11, that the Senior Lender Loan Agreement is not a material agreement to which we are party, though the Form of the Senior Loan Agreement has every term and provision thereof except those terms relating to and that would be included respecting what the parties had agreed to in terms of interest, loan term and the like, and we have generally described those terms in our Current Report. We  provided the Form of Senior Loan Agreement as a “sample” of the type of an agreement that may be required of us in accessing similar loans for NIBs and other life settlement products.

We anticipate filing related amendments to our 10-K Annual Report for the fiscal year ended March 31, 2013 in the near term.

Yours very sincerely,

/s/Leonard W. Burningham

Leonard W. Burningham

cc:

Sundance Strategies, Inc.